
JOY GLOBAL INC.
P&H
manalta

Business Overview

Fall 2003


Leader in High Productivity Mining Solutions
Global Customers, Consistent Aftermarket Sales
Original Equipment Upside Potential
Joy Global
Significant Emerging Market Opportunity
Conservative Financial Profile
Focus on Cash Flow and Debt Reduction

Fiscal Year 2002 Revenue

Two global businesses:Underground Mining Machinery ("Joy") and Surface Mining Equipment ("P&H")

P&H

JOY


$ 405
$ 745

Total: $1.15B

Representative Business Mix

45% International 70% Aftermarket 72% Coal


Revenue Mix
Product Mix
End-Market Mix
P&H
Surface Mining Equipment
35%
65%
Underground Mining Machinery
JOY
International
US
42%
58%
Original Equipment
32%
68%
Aftermarket Parts & Service
Other
Oil Sands
Iron Ore
Coal
Copper
12%
6%
16%
26%
40%
International
US
37%
63%
28%
72%
Original Equipment
Aftermarket Parts & Service
Other
3%
97%
Coal

Highly Developed Aftermarket Capabilities

To support our Life Cycle Management strategy, we maintain the most extensive service and parts distribution network in the mining industry


P&H
Joy

Aftermarket Infrastructure

- 56 locations in major mining centers worldwide
- 50% of 6,800 total employees outside of U.S. (14 countries)
- 1.4 million sq. ft. (30% of total) outside of U.S.
- Over 30 Alliance Partners
- 24/7 customer support

Major Customers

- Peabody Energy
- Rio Tinto
- Massey Energy
- BHP - Billiton
- Consol Energy
- Arch Coal
- Codelco
- CVRD
- Syncrude
- Shendong Miining
- Sasol

Productivity is the Name of the Game

Industry Drivers

- Mining Industry Consolidation
- Harsh Operating Environment
- High Fixed Costs
- High Cost of Downtime
- Increased Outsourcing

Product Drivers

- Availability
- Reliability
- Serviceability

Drive for
Lowest Cost per Ton
Mandates our
Life Cycle Management

Consistency in Aftermarket Business Continues

Our aftermarket business has delivered consistent performance despite commodity price volatility



$ millions
1500
1250
1000
750
500
250
0
1996
1997
1998
1999
2000
2001
2002
Aftermarket Revenue
Original Equipment Revenue

% of Sales	50%	51%	60%	68%	66%	70%	70%

Global Leadership in Underground Mining Machinery

Joy Mining Machinery is the world's largest producer of high productivity underground mining machinery for the extraction of coal and other bedded materials

Longwall Systems

Roof Support Systems


JOY MINING MACHINERY

Est % Installed Base	68%
Price Range:	$10 – $25 million
Life Cycle:	10 years
First Rebuild:	6 years

Armored Face Conveyors



Est % Installed Base	59%
Price Range:	$3 – $5 million
Life Cycle:	5 years
First Rebuild:	2 years

Longwall Shearer



Est % Installed Base	70%
Price Range:	$2 – $3 million
Life Cycle:	5 years
First rebuild:	1 year

Room and Pillar Systems

Continuous Miner



Est % Installed Base	84%
Price Range:	$1 – $2 million
Life Cycle:	8 years
First rebuild:	2 years

Shuttle Car


JOY

Est % Installed Base	93%
Price Range:	$250 – $400,000
Life Cycle:	8 years
First rebuild:	3 years

Underground Machinery – Financial Performance

Key Trends

- Asian crash in late 90's resulted in significant falloff in coal markets
- Short-term coal recovery in 2001 followed by domestic coal production cutbacks beginning in spring 2002
- Recent improvements in coal environment should bode well for improvements as fiscal 2003 progresses
- International market good, particularly in certain emerging markets
- Substantial restructuring of operations in 1999 improved overall operating efficiency
- Domestic manufacturing rationalization underway

Sales ($MM)



1,100
1,000
900
800
700
600
500
$979
$770
$618
$614
$675
$746
1997
1998
1999
2000
2001
2002

Segment EBITDA ($MM)



160
140
120
100
80
60
40
20
0
$151
$77
$38
$62
$89
$89
1997
1998
1999
2000
2001
2002

	1997	1998	1999	2000	2001	2002
% of Sales	**15.4**	**10.0**	**6.2**	**10.1**	**13.2**	**11.9**

Global Leadership in Surface Mining Equipment

P&H Mining Equipment is the world's largest producer of high productivity electric mining shovels and walking draglines and a leading producer of large diameter rotary blasthole drills and dragline bucket products

Electric Mining Shovel


SHE
33

Est % Installed Base	68%
Price Range:	$8 – $10 million
Life Cycle:	20 years

Rotary Blasthole Drill



Est % Installed Base	25%
Price Range:	$1 – $3 million
Life Cycle:	10 years

Walking Dragline



Est % Installed Base	16%
Price Range:	$40 – $50 million
Life Cycle:	40 years

Surface Equipment – Financial Performance

Key Trends

- Asian falloff affected P&H less due to mix of end use markets
- Weaker copper prices impacted 2001 OE sales which continue through today
- Production suspension from January to July 2002 resulted in significant increase in unabsorbed manufacturing expenses
- Percentage of new shovel orders has remained strong
- Aftermarket has continued to grow despite copper price volatility due to rollout of new services, alliance partners and strength of other commodity markets
- Future growth will be aided by additional oil sands business

Sales ($MM)


$550
$500
$450
$400
$350
$300
$493
$446
$502
$509
$473
$405
1997
1998
1999
2000
2001
2002

Segment EBITDA ($MM)


$100
$80
$60
$40
$20
$0
$74
$48
$56
$74
$51
$25
1997
1998
1999
2000
2001
2002

	1997	1998	1999	2000	2001	2002
% of Sales	**15.0**	**10.8**	**11.2**	**14.5**	**10.8**	**6.2**


Leader in High Productivity Mining Solutions
Global Customers, Consistent Aftermarket Sales
Original Equipment Upside Potential
Joy Global
Significant Emerging Market Opportunity
Conservative Financial Profile
Focus on Cash Flow and Debt Reduction

Forward-Looking Statement Disclaimer

All statements in this presentation other than historical facts are forward-looking statements which involve risks and uncertainties, and which are subject to change at any time. Such statements are based on our current expectations. We undertake no obligation to update such statements to reflect new information, events or otherwise. In addition to the assumptions and other factors referred to in this presentation, cautionary factors set forth in our public filings with the Securities and Exchange Commission, among others, could cause actual results to differ materially from those currently contemplated.

Net Income to EBITDA Reconciliation

$(000)	2002	2001	2000	1999	1998	1997
Net Income (Loss)	$ (28,017)	$ 1,351,400	$ 264,624	$ (1,680,268)	$ (18,533)	$ 125,281
Extraordinary Gain on Debt Discharge	-	(1,124,083)	-	-	-	-
Discontinued Operations, net of taxes	-	(253,183)	(294,177)	1,327,180	32,899	(70,399)
Minority Interest	1,674	2,279	1,224	957	1,035	2,129
Provision (Benefit) for Income Taxes	(17,475)	(13,555)	(3,000)	220,448	(24,608)	27,853
Loss on Early Retirement of Debt	8,100.00	-	-	-	-	21,665.00
Fresh Start Accounting Adjustments	-	(45,057)	-	-	-	-
Reorganization Items - (Income) Expens	(7,230)	36,434	65,388	20,304	0	0
Interest Expense, Net	27,805	37,466	23,961	28,865	70,600	70,259
Operating Income (Loss)	(15,143)	(8,299)	58,020	(82,514)	61,393	176,788
Restructuring Charges (Credits)	-	(58)	4,518	11,997	-	-
Charge Related to Executive Changes	-	-	-	19,098	-	-
Stratic and Financing Initiatives	-	-	-	7,716	-	-
Mediation Settlements and Other	-	1,714	12,290	-	-	-
Gain on Sale of Subsidiary	-	-	-	-	-	(5,617)
Favorable Litigation Settlement	-	-	-	-	-	(12,000)
Changes in Accounting Estimates	-	-	-	68,500	-	-
Fresh-Start Inventory Adjustment	53,560	74,570	-	-	-	-
Depreciation	36,499	29,212	25,802	26,613	28,174	26,257
Amortization	22,638	27,207	20,788	20,518	16,215	16,067
E B I T D A	$ 97,554	$ 124,346	$ 121,418	$ 71,928	$ 105,782	$ 201,495
Joy Mining Machinery	$ 89,045	$ 88,845	$ 62,237	$ 38,433	$ 76,866	$ 151,078
P&H Mining Equipment	24,811	51,193	73,694	56,214	48,133	74,339
Corporate	(16,302)	(15,692)	(14,513)	(22,719)	(19,217)	(23,922)
Consolidated EBITDA	$ 97,554	$ 124,346	$ 121,418	$ 71,928	$ 105,782	$ 201,495


JOY GLOBAL INC.
manalta
P&H
P&H

Business Overview

Product Success Stories - Fall 2003

Joy Success Stories

World Production Records
2001 - 2003


The JOY 6LS at the Raspadskaya Mine holds all the Russian records with a daily production of 26,455 tons (24,000 tonnes) and a monthly record of 391,320 tons (355,000 tonnes).
The American Energy's Century Mine, using a complete JOY Longwall System, mined the length of 6,993 shields during 3 shifts of operation.
A JOY 7LS shearer at Svea Nord Mine holds the European record of producing 26,349 tons (23,903 tonnes) in one day.
The Yu Jia Liang Mine in China produced 848,780 tons (770,000 tonnes) from a Joy 6LS5 shearer in March 2002.
The JOY 4LS at Bogdanka Mine is Poland's top producer with a record setting 404,790 tons (367,219 tonnes) in one month.
The JOY 7LS1A at Speed Mining's American Eagle Mine retreated the longwall panel 125 feet (38 metres) despite losing a portion of the day due to a power outage.
Matla's No. 3 Mine recently set a South African record when it mined 702,154 tons (636,983 tonnes) in one month using a JOY 6LS shearer.
The JOY 6LS5 at Moranbah North mined 15,885,348 tons (14,441,226 tonnes) in 2001.

P&H Success Story

Rio Tinto - Warkworth - Australia



Increased Production in Australia



- Achieved outstanding production in July - 1,852,353 banked cubic meters (bcm) - the equivalent of 27 million bcm on an annualized basis.

Joy Success Stories

IMC - United States - Potash

Over 4 Million Tons Between rebuilds

"Four million tons is now our standard production level for these machines between rebuilds"

– David Waugh
Mine Operations Manager
IMC Potash Company




JOY
IMC
12HM27
JM4969
4.225 MILLION TONS
BEFORE REBUILD

- Five miners in service since 1999
- Average production is 900,000 tons per miner per year

Joy Success Stories

Matla No.3 - South Africa - Coal

New South African Longwall Record

"We have worked hard on every front to improve production and lower the cost per tonne…"
– Heine Booysen
Mine Manager - Mine No. 3





Joy 6LS5 Shearer

- Mined 702,153 tons of coal in one month
- Mined over 21 million tons since installation in 1997
- Seven rebuilds at Joy's Wadeville facility

Joy Success Stories
Svea Nord - Norway - Coal

Europe's Most Productive Coal Mine

"The highly experienced SNSG workforce and management, combined with the Joy personnel and advanced technology equipment has enabled SNSG to successfully implement the Svea Nord mining project."

– Harry Higraff
Technical Director of SNSG





- Mined 402,200 tons of coal in one month


JOY GLOBAL INC.

Business Overview

Fall 2003